Exhibit 2.1

Certain Information has been excluded from this Exhibit 2.1 because it is both not material and would likely cause competitive harm to the registrant if publicly disclosed. [***] DENOTES information that has been OMItted.

STOCK PURCHASE AGREEMENT

BY AND BETWEEN

Larry Fehrenbacher and Sharon Fehrenbacher, as SELLERS

and

SINTX TECHNOLOGIES, INC., AS BUYER

Dated as of JUNE 30, 2022

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Stock Purchase Agreement

This STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of June 30, 2022, by and between SINTX Technologies, Inc., a corporation organized under the Laws of the State of Delaware (“Buyer”), and Larry Fehrenbacher and Sharon Fehrenbacher (individually a “Seller” and together “Sellers”) and Technology Assessment and Transfer, Inc., a corporation organized under the Laws of the State of Maryland (the “Company”). Buyer, Sellers and Company are collectively referred to as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, Sellers are the record and beneficial owners of all of the five hundred (500) issued and outstanding shares of common stock (Sharon Fehrenbacher owns 275 shares and Larry Fehrenbacher owns 225 shares), each with a no par value (the “Purchased Shares”) of Company;

WHEREAS, Buyer desires to acquire from Sellers all of the Purchased Shares, upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, Sellers desires to sell the Purchased Shares to Buyer upon the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants, and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I. Purchase and Sale of Stock.

Section 1.1. Purchase and Sale of Stock. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Sellers shall sell to Buyer, and Buyer shall purchase from Sellers, all of Sellers’ rights, title and interest in and to the Purchased Shares, free and clear of all liens, claims and encumbrances of any nature whatsoever (collectively, “Liens”). At the Closing, the Sellers shall deliver to the Buyer one or more stock certificates representing the Purchased Shares duly endorsed in blank or with duly executed stock powers attached.

Section 1.2. Consideration. In exchange for Sellers’ transfer of the Purchased Shares to Buyer, Sellers have agreed to the following terms:

(a)	At the Closing Buyer shall assume the following loan obligations of Company totaling in the aggregate $760,478.74, which shall include:

(1)	US Small Business Administration Economic Injury Disaster Loan in the amount of $[***] plus interest starting July 27,2021 of $[***] (the “SBA Loan”);

(2)	Personal loan from Sellers to the Company in the amount of $[***] (the “Personal Loans”), with the outstanding balance of the Personal Loans to be paid in (i) 24 equal monthly installments beginning September 1, 2022 and each month thereafter until paid in full as to Larry Fehrenbacher’s portion of the Loan totaling $[***], and (ii) for Sharon Fehrenbacher’s portion of the Loan totaling $[***].00, $100,000 payable at Closing and the balance paid in 12 equal monthly installments beginning September 1, 2022; and

(3)	Wells Fargo Line of Credit in the amount of $[***].

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(b)	Earnout. Sellers shall be entitled to receive an Earn-Out Payment to be determined and paid in accordance with this Section 1.2.(b). Beginning on the Closing Date and ending on the close of business on December 31, 2023, Sellers shall be entitled to receive an “Earn-Out Payment” calculated as follows:

(1)	For the period beginning on January 1, 2022 and ending on December 31, 2022, if the Company’s Gross Revenue is greater than $[***], then Sellers shall be entitled to an aggregate Earn-Out Payout equal to five percent (5%) of the amount of Gross Revenue exceeding $[***] for that period.

(2)	For the period of time beginning on January 1, 2023 and ending on December 31, 2023, if the Company’s Gross Revenue is greater than $[***], then Sellers shall be entitled to an Earn-Out Payout equal to five percent (5%) of the amount of Gross Revenue exceeding $[***] for that period.

(3)	if the Company’s Gross Revenues for any period set forth above is less than the targeted amount, Earn-Out Payment shall be zero (0) for that period.

(4)	“Gross Revenue(s)” is the total revenues earned by the Company during the indicated period from selling goods or services, with no expenses deducted other than reductions for product returns and warranty costs shall be applied, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

(c)	At Closing, the Company shall have at least $[***] of Working Capital (as defined below) (the “Target Working Capital”) available to fund operation of the business.

“Working Capital” means an amount equal to (a) the current assets of the Company (including, but not limited to, all accounts receivable (net of reserves), inventory (net of reserves), prepaid assets, etc,), minus (b) the current liabilities of the Company (including all accounts payable and other accrued liabilities, etc. but excluding the Personal Loans, the SBA Loan and the Wells Fargo Line of Credit), in each case, determined in accordance with GAAP applied on a basis consistent with prior periods and, to the extent that the same are consistent with GAAP, the Company’s current accounting principles and policies as reflected in the Company’s books and records prior to the Closing Date.

Buyer shall have 30 days after receipt of the Target Working Capital calculation to review and to notify Seller of any disputes regarding the Target Working Capital calculation. During the 30-day review period, Buyer shall have full access to Seller’s work papers and to the persons who prepared the Target Working Capital calculation. If Buyer notifies Seller of any disputes in accordance with this paragraph, then the parties will negotiate in good faith in an effort to resolve those disputes. If the parties are unable to resolve any dispute within 30 days after Sellers receive notice, then either party may submit that dispute for resolution to an accountant with an independent accounting firm of recognized national or regional standing mutually acceptable to Buyer and Sellers and which accountant is not then providing, and has not provided at any time during the period commencing two years prior to the Closing Date through the date of its determination, services to any of Buyer, Seller, the Company or any of their respective affiliates. The resolution of any dispute by that accounting firm shall be rendered within 30 days after submission of the dispute to the accounting firm and shall be conclusive and binding upon the parties. The fees and expenses of the accounting firm shall be shared 50% by Sellers and 50% by Buyer. The final calculation of Working Capital shall be referred to as the “Actual Working Capital.”

(d)	Buyer shall have entered into a two-year employment agreement with Larry Fehrenbacher in form and substance as set forth on Exhibit A “Employment Agreement” to this Agreement.

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Section 1.3. Holdback. In the event Actual Working Capital is less than the Target Working Capital or the long-term liabilities of the Company exceed the liabilities identified on the balance sheet of Company, as of the Closing Date provided to Buyer, then Buyer may offset any amount due to Sellers under the terms of their Personal Loans or any amounts earned by Sellers under Section 1.2(b) with respect to the earnout, by the total deficiency of the Actual Working Capital and by the amount by which the long-term liabilities are in excess of the amounts outlined in 1.2 (a), as set forth in the Closing Date balance sheet.

Section 1.4. Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place simultaneously with the execution of this Agreement on the date of this Agreement (the “Closing Date”).

Section 1.5. Closing Deliverables.

(a)	At the Closing, Sellers shall deliver, or cause to be delivered, to Buyer:

(1)	certificates representing the Purchased Shares, duly endorsed in blank or accompanied by any other proper instrument of transfer endorsed in blank.

(2)	Larry Fehrenbacher shall have executed and delivered the Employment Agreement.

(3)	Certificate of Good Standing for the Company from the State of Maryland, dated as of a date within thirty (30) Business Days of the Closing Date.

(4)	Estimated classified balance sheet of the Company, as of the Closing Date (and an adjusted classified balance as of the Closing Date presented within 45 days after the Closing Date prepared in accordance with GAAP). The classified balance sheet as of the Closing Date will include the information needed to perform the Target Working Capital calculation outlined in 1.2 (c), above.

(5)	All members of the board of directors of the Company shall have resigned from the Company’s board of directors effective on the Closing Date.

(6)	All officers of the Company shall have resigned from their position with the Company effective immediately following the Closing.

(b)	At the Closing, Buyer shall deliver, or cause to be delivered, to Sellers:

(1)	An executed copy of the Employment Agreement signed by an authorized representative of Buyer.

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Article II. Representations and Warranties of Sellers.

Sellers hereby represent and warrant to Buyer, as of the Closing Date, as follows:

Section 2.1. Organization. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the requisite corporate power to carry on its business as now conducted.

Section 2.2. Capitalization. The authorized capital stock of the Company consists of 1,000 shares of common stock, no par value per share. At the close of business on the Business Day immediately preceding the date of this Agreement, 500 shares of Stock were issued and outstanding and all such shares are fully paid and non-assessable.

Section 2.3. Authorization and Execution. Sellers have the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Sellers and, constitutes a legal, valid and binding agreement of Sellers, enforceable against Sellers in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, and similar Laws, now or hereafter in effect, affecting creditors’ rights generally and by general principles of equity. The execution, delivery and performance by Sellers of this Agreement, and the consummation by Sellers of the transactions contemplated hereby, have been duly and validly authorized by the board of directors of Sellers and no other corporate proceedings on the part of Sellers are necessary to authorize this Agreement or to consummate the transactions contemplated hereby or to perform the obligations of Sellers hereunder.

Section 2.4. Title. Sellers are the record and beneficial owner of the Purchased Shares, free and clear of any Liens and, upon delivery of and payment for such Purchased Shares as herein provided, Buyer will acquire good and valid title thereto, free and clear of any Lien, other than Liens imposed by applicable federal and state securities Law restrictions.

Section 2.5. Consents and Approvals. The execution and delivery of this Agreement by Sellers and the consummation by Sellers of the transactions contemplated hereby require no consent, approval, authorization, or filing with or notice to any Governmental Authority.

Section 2.6. Non-Contravention. The execution, delivery and performance of this Agreement by Sellers and the consummation of the transactions contemplated by this Agreement do not and will not (with or without notice or lapse of time or both) (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Buyer; (b) contravene, conflict with or result in a violation or breach of any Law or Order; or (c) require any consent or approval under, violate, conflict with, result in any breach of any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of any contract to which Buyer is a party, or by which its properties or assets may be bound or affected, with such exceptions, in the case of each of clauses (b) and (c) of this section, would not reasonably be expected to prevent, materially delay, or materially impair the ability of Buyer to consummate the transactions contemplated by this Agreement.

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Section 2.7. Financial Statements.

(a)	Sellers have previously delivered to Buyer true and complete copies of the Company’s: (a) unaudited balance sheets and statements of income, retained earnings and cash flows as of and for its fiscal years ended December 31, 2021, and 2020, including all applicable footnotes; and (b) unaudited interim balance sheets and statements of income, retained earnings and cash flows for 2022 thus far, as of and for the period ended May 31, 2022 (the “Current Financial Statements” and, together with the items described in clause (a) above, the “Financial Statements”). The Financial Statements present fairly in all material respects the financial condition of the Company as at the end of the covered periods and the results of its operations and its cash flows for the covered periods. The Financial Statements were prepared in accordance with generally accepted accounting principles, applied on a consistent basis throughout the covered periods, subject, in the case of the Current Financial Statements, to year-end audit adjustments and the lack of footnotes and other presentation items.

(b)	Except as and to the extent disclosed in the Current Financial Statements or on Section 2.7 of the Disclosure Schedule, Sellers have no Liabilities other than (i) executor obligations under Company’s agreements that are not required to be set forth in the Current Financial Statements in accordance with generally accepted accounting principles and (ii) Liabilities incurred in the ordinary course of business since March 31, 2022.

Section 2.8. Undisclosed Liabilities. Except as set forth on Section 2.8 of the Disclosure Schedule, there is no liability, debt, or legally binding commitment or obligation of any nature whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable or otherwise (any such liability, debt or legally binding commitment or obligation, a “Liability”) of the nature required to be disclosed in a balance sheet prepared in accordance with GAAP], against the Company, and whether or not required to be disclosed, or any other fact or circumstance that would reasonably be likely to result in any claims against, or any obligations or liabilities of, the Company, except for liabilities and obligations (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of the operation of business of the Company or (c) under any Material Contract set forth on Section 2.8 of the Disclosure Schedule or not required to be disclosed in the schedules (other than any such liability, debt or obligation resulting from a breach or a default thereunder).

Section 2.9. Employee Benefit Plans.

(a)	Section 2.9(a) of the Disclosure Schedule sets forth a complete and accurate list of all of the Company’s material employee benefit plans (the “Employee Plans”) as defined in Section 3 of the Employee Retirement Security Act of 1974 (93 P.L. 406), as amended (“ERISA”). Except as required by Law or the terms of an Employee Plan, the Company does not have any plan or commitment to establish any new material Employee Plan or amend in any material respect an existing Employee Plan.

(b)	Each Employee Plan has been administered and operated in compliance with its terms and with all Law in all material respects, including the applicable provisions of ERISA and the Code, and there is no existing circumstance that is reasonably expected to cause any failure of such compliance. All contributions, premiums, and other payments required to be made with respect to any Employee Plan have been timely made, accrued, or reserved for, except as would not be expected to result in a material Liability.

(c)	There are no material lawsuits, actions, proceedings, or claims pending or, to the Knowledge of Sellers, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator, or any fiduciary or any Employee Plan, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(d)	The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement (either alone or in conjunction with any other event) will not:

(1)	result in any material payment or benefit becoming due or payable, or required to be provided, to any director, employee, consultant or independent contractor of Sellers, or cause or create any right to the forgiveness of indebtedness owed by any employee to the Company;

(2)	materially increase the amount of, or accelerate the time of payment of, any benefit or compensation payable under any Employee Plan or other employment arrangement, or result in the payment of any amount that would not be deductible by reason of Section 280G of the Code; or

(3)	result in any violation or breach of or default under, or limit the ability of the Company to amend, modify or terminate, any Employee Plan or other employee benefit agreement.

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Section 2.10. Litigation.

(a)	Except as set forth in Section 2.10(a) of the Disclosure Schedule, there is no complaint, claim, action, suit, litigation, proceeding, or governmental or administrative investigation pending or, to the Knowledge of Sellers, threatened against or affecting the Company, including in respect of the transactions contemplated hereby that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. The Company is not subject to any outstanding Order (i) that prohibits the Company from conducting its business as now conducted or proposed to be conducted or (ii) that would, individually or in the aggregate, have had or would reasonably be expected to have had a Material Adverse Effect.

(b)	To the Knowledge of Sellers, except as set forth in Section 2.10(b) of the Disclosure Schedule, no event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any complaint, claim, action, suit, litigation, proceeding or governmental or administrative investigation that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Sellers has delivered to Buyer copies of all pleadings, correspondence, and other documents relating to each item listed in Section 2.9 of the Disclosure Schedule.

Section 2.11. Tax Matters.

(a)	The Company has timely filed all federal, state, local, and foreign Tax returns, estimates, information statements and reports relating to any and all Taxes (the “Tax Returns”) required to be filed by Law by the Company as of the date hereof. All such Tax Returns are true, correct and complete, and the Company has timely paid all Taxes attributable to the Company that were due and payable by it as shown on such Tax Returns, except with respect to matters contested in good faith.

(b)	As of the date of this Agreement, there is no written claim or assessment pending or, to the Knowledge of Sellers, threatened against the Company for any alleged deficiency in Taxes of the Company, and there is no audit or investigation with respect to any Liability of the Company for Taxes. The Company has not waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(c)	There is no tax sharing agreement, tax allocation agreement, tax indemnity obligation or similar written or unwritten agreement, arrangement, understanding or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other arrangement relating to Taxes) that will require any payment by the Company.

(d)	The Company is not an S corporation as defined in Section 1361 of the Code.

(e)	The Company has withheld (and timely paid to the appropriate Governmental Authority) proper and accurate amounts for all periods through the date hereof in compliance with all Tax withholding provisions of applicable federal, state, local and foreign Laws other than provisions of employee withholding (including, without limitation, withholding of Tax on dividends, interest, and royalties and similar income earned by non-resident aliens and foreign corporations and withholding of Tax on United States real property interests).

(f)	For purposes of this Agreement, “Tax” or, collectively, “Taxes” means any and all U.S. federal, state, local, and non-U.S. taxes, assessments, and other governmental charges, duties (including stamp duty), impositions and Liabilities, including capital gains tax, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, escheat, excise, and property taxes as well as public imposts, fees and social security charges (including health, unemployment, workers’ compensation and pension insurance), together with all interest, penalties, and additions imposed by a Governmental Authority with respect to such amounts.

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Section 2.12. Compliance with Laws; Permits.

(a)	Since June 30, 2022, the Company has not been in conflict with, in default or, with notice, lapse of time, or both, would be in default, with respect to or in violation of any (i) statute, law, ordinance, rule, regulation, or requirement of a Governmental Authority (each, a “Law” or collectively “Laws”) or (ii) order, judgment, writ, decree, or injunction issued by any court, agency or other Governmental Authority (each, an “Order”) applicable to the Company or by which any property or asset of the Company is bound or affected.

(b)	Since June 30, 2022, the Company has not received any written notice

(1)	of any Default or violation as described in clause (a) above;

(2)	of any administrative, civil or criminal investigation or audit by any Governmental Authority relating to the Company; or

(3)	from any Governmental Authority alleging that the Company is not in compliance with any Law or Order.

(c)	The Company has all permits, licenses, orders, registrations, certificates, variances, authorizations, consents, approvals, franchises, and similar rights from Governmental Entities required to conduct its business as currently conducted (“Permits”) and such Permits are valid and in full force and effect. The Company is in compliance with the terms of such Permits and, as of the date of this Agreement, has not received written notice from any Governmental Authority threatening to revoke, or indicating that it is investigating whether to revoke, any such Permit.

Section 2.13. Environmental Matters.

(a)	The Company has complied at all times with all applicable Environmental Laws.

(b)	No property currently or formerly owned or operated by the Company has been contaminated with any Hazardous Substance in a manner that could reasonably be expected to require remediation or other action pursuant to any Environmental Law.

(c)	The Company has not received any written notice, demand, letter, claim or request for information alleging that the Company is in violation of or liable under any Environmental Law.

(d)	The Company is not subject to any Order with any Governmental Authority or agreement with any third-party concerning liability under any Environmental Law or relating to Hazardous Substances.

For purposes of this Agreement, “Environmental Law” means any federal, state, or local statute, Law or Order relating to: (i) the protection of health and safety or the environment or (ii) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance; and “Hazardous Substance” means any substance that is: (i) listed, classified, regulated or defined pursuant to any Environmental Law or (ii) any petroleum product or byproduct, asbestos-containing material, polychlorinated biphenyls, or radioactive material.

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Section 2.14. Intellectual Property.

(a)	Section 2.14(a) of the Disclosure Schedule sets forth a true and complete list of all issued patents, registered trademarks, registered trade names, registered service marks, registered copyrights and in each case applications therefor, and domain names and applications therefor, if any, owned by or licensed to the Company. The Company owns or is validly licensed or otherwise has the right to use all patents, inventions, copyrights, software, trademarks, service marks, domain names, trade dress trade secrets and all other intellectual property rights of any kind or nature (“Intellectual Property”) used in the Company’s business as currently conducted.

(b)	To the best of Sellers’ Knowledge, the Intellectual Property used by the Company does not infringe, misappropriate, or otherwise violate the Intellectual Property of any third party.

(c)	The Company has not received any written charge, complaint, claim, demand, or notice alleging any such infringement, misappropriation or other violation (including any claim that the Company must license or refrain from using any Intellectual Property of any third party).

(d)	To the Knowledge of Sellers, no third party has infringed upon, misappropriated or otherwise violated any Intellectual Property of the Company. The Company makes reasonable efforts to protect and maintain its Intellectual Property.

Section 2.15. Properties.

(a)	Section 2.15(a) of the Disclosure Schedule contains a true and correct list of each parcel of real property owned by the Company (the “Owned Real Property”) and a summary description of all plants and structures located thereon. The Company has good and marketable fee simple title to the Owned Real Property, free and clear of all Liens, other than Permitted Liens.

(b)	Section 2.15(b) of the Disclosure Schedule contains a true and correct list of each parcel of Leased Real Property and a summary description of all structures located on each parcel of Leased Real Property. True and correct copies of all leases to which the Company is a party (the “Real Property Leases”) have been provided to Buyer.

(c)	The Company is the lessee under each of the Real Property Leases. Each Real Property Lease is in full force and effect and there is no existing default by the Company or, to the Knowledge of Sellers, any other party to such Real Property Leases.

(d)	Except for Permitted Liens or as described in Section 2.15(d) of the Disclosure Schedule, the Company’s interest in the Real Property Leases is free and clear of any Liens, and is not subject to any deeds of trust, assignments, subleases, or rights of any third parties known to or created or permitted by the Company other than the lessor thereof or any mortgagees of such lessors.

(e)	There is no default by the Company nor, to Sellers’ Knowledge, any other party thereto, under any Real Property Leases, and no condition or circumstance exists which, would constitute a default by the Company nor, to Sellers’ Knowledge, any other party thereto, under any such Real Property Leases.

(f)	All Improvements on the the Leased Real Property conform to all applicable state and local Laws or use restrictions, and the property is zoned for the various purposes for which the Owned Real Property and the Leased Real Property and improvements thereon are presently being used.

(g)	The Company has not received any notice of any pending or threatened condemnations, planned public Improvements, annexation, special assessments, zoning or subdivision changes, or other adverse claims affecting the Owned Real Property or the Leased Real Property.

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(h)	There is no private restrictive covenant or governmental use restriction (including zoning) on all or any portion of the Owned Real Property or the Leased Real Property which prohibits the current use of the Owned Real Property and the Leased Real Property.

(i)	All Permits required for the occupancy and operation of the Owned Real Property and the Leased Real Property (with appurtenant parking uses) as presently being used have been obtained and are in full force and effect and the Company has not received any notices of violations in connection with such items.

(j)	The Company does not have in its possession any studies or reports which indicate any defects in the design or construction of any of the improvements on the Owned Real Property or the Leased Real Property.

(k)	No Person, other than Buyer, has any right, option, right of first refusal, or any other contract, whether oral or written, with respect to the purchase, assignment or transfer of all or any portion of the Owned Real Property or the Leased Real Property.

Section 2.16. Material Contracts.

(a)	Section 2.16(a) of the Disclosure Schedule lists as of the date hereof, and Sellers have caused the Company to make available to Buyer true, correct and complete copies of each of the following contracts (each, a “Material Contract”) to which the Company is a party or which bind or affect its properties or assets (excluding leases, subleases, or other agreements for Leased Real Property, all of which contracts are disclosed in Section 2.15(b) of the Disclosure Schedule, and excluding Employee Plans):

(1)	contracts containing provisions that limit the ability of the Company to compete in any business or with any Person or in any geographic area, or to sell, supply or distribute any of the Company’s services or products (including any non-compete, exclusivity, “most-favored-nation” or similar requirements) or pursuant to which any benefit or right is required to be given or lost, or any penalty or detriment is incurred, as a result of so competing or engaging;

(2)	any contract with a Governmental Authority;

(3)	contracts that provide for or govern the formation, creation, operation, management, or control of any strategic partnership, joint venture, joint development, or similar arrangement or partnership; and

(4)	contracts that relate to indebtedness having an outstanding principal amount in excess of $25,000 or conditional sale arrangements, the sale, securitization or servicing of loans or loan portfolios, in each case, in connection with which the aggregate actual contingent obligations of the Company under such contract are greater than $10,000.

(b)	(i) each Material Contract is valid and binding on the Company and, to the Knowledge of Sellers, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except to the extent enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally, and to general equitable principles, and unless expired or terminated in accordance with its terms; (ii) the Company and, to the Knowledge of Sellers, each other party thereto, have performed and complied with all obligations required to be performed or complied with by them under each Material Contract; and (iii) there is no default under any Material Contract by the Company or, to the Knowledge of Sellers, by any other party, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or, to the Knowledge of Sellers, by any other party thereto.

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Section 2.17. Anticorruption. The Company, including its employees, directors, agents, or other Persons acting on their behalf, have not, directly or indirectly, taken any action that would cause Sellers to be in violation of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or any other anticorruption or anti-bribery Laws applicable to the Company (collectively with the FCPA, the “Anticorruption Laws”). The Company, including its employees, directors, agents, or other Persons acting on their behalf, have not, directly or indirectly, corruptly given, loaned, paid, promised, offered or authorized payment of money or anything of value to any “foreign official” as defined in the FCPA or, in violation of Law, to any other government official, to secure any improper advantage or to obtain or retain business for any Person or to achieve any other purpose prohibited by the Anticorruption Laws. The Company has established and implemented reasonable internal controls and procedures intended to ensure compliance with the Anticorruption Laws.

Section 2.18. Insurance. Section 2.18 of the Disclosure Schedule lists as of the date hereof all insurances of the Company currently in place, including property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is in form and amount as customary for its business and as may be additionally required under the terms of any agreement. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed. There is no threatened termination of, or pending material premium increase with respect to, any such policies or bonds.

Section 2.19. Brokers; Certain Expenses. No agent, broker, investment banker, financial advisor, or other firm or Person, whose fees and expenses shall be paid solely by Sellers, is or shall be entitled to receive any brokerage, finder’s, financial advisors, transaction or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon agreements made by or on behalf of Sellers.

Section 2.20. Customers and Suppliers. Section 2.20 of the Disclosure Schedule sets forth a correct and complete list of the top 5 customers and top 5 suppliers of the Company during its fiscal year ended December 31, 2021, and indicates with respect to each the name, address and dollar volume of business with the Company (including the primary categories, based on purchases or sales, of products bought or sold). Since the date of the most recent balance sheet included in the Financial Statements, no customer or supplier required to be disclosed on Section 2.20 of the Disclosure Schedule has terminated or failed to renew its relationship with, or materially reduced its purchases from or sales to, the Company.

Section 2.21. Transactions with Affiliates. Except as disclosed on Section 2.21 of the Disclosure Schedule: (a) none of the customers, suppliers, distributors or sales representatives of the Company are affiliates of the Company or of any of its officers, directors, stockholders, or any immediate family member of any officer, director, or affiliate of Company (“Related Person”); (b) none of the properties or assets of the Company are owned or used by or leased to any affiliates of the Company or of any of its officers, directors or stockholders; (c) no affiliate of the Company or of any of its officers, directors or stockholders is a party to any Company agreement; and (d) no affiliate of the Company or of any of its officers, directors or stockholders provides any legal, accounting or other services to the Company.

Section 2.22. Full Disclosure. No representation or warranty of Sellers or the Company in this Agreement or in any exhibit, certificate, or schedule attached or furnished, contains, or on the Closing Date will contain, any untrue statement of material fact or omits, or on the Closing Date will omit, to state any fact necessary in order to make the statements contained therein, in light of the circumstances in which they are made, not misleading. All such statements, representations, warranties, exhibits, certificates, and schedules shall be true and complete in all material respects on and as of the Closing Date as though made on that date. Neither any Seller nor the Company has Knowledge of any fact that has specific application to the Company (other than general economic or industry conditions) and that may materially adversely affect the assets, business, prospects, financial condition or results of operations of the Company that has not been set forth in this Agreement or the Disclosure Schedule.

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Article III. Representations and Warranties of Buyer.

Buyer represents and warrants to Sellers, as of the Closing Date, as follows:

Section 3.1. Organization. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has the requisite corporate power to carry on its business as now conducted.

Section 3.2. Authorization and Execution. Buyer has all necessary corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Buyer and no other corporate proceedings on the part of Buyer are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery of this Agreement by Sellers, constitutes a legal, valid and binding agreement of Buyer, enforceable in accordance with its terms against Buyer, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar Laws relating to creditors’ rights generally and by general principles of equity. The execution, delivery and performance by the Buyer of this Agreement, and the consummation by the of the transactions contemplated hereby, have been duly and validly authorized by the board of directors of the Buyer and no other corporate proceedings on the part of the Buyer are necessary to authorize this Agreement or to consummate the transactions contemplated hereby or to perform the obligations of the Buyer hereunder.

Section 3.3. Consents and Approvals. The execution and delivery of this Agreement by Buyer and the consummation by Buyer of the transactions contemplated hereby require no consent, approval, authorization, or filing with or notice to any Governmental Authority.

Section 3.4. Non-Contravention. The execution, delivery and performance of this Agreement by Buyer and the consummation of the transactions contemplated by this Agreement do not and will not (with or without notice or lapse of time or both) (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Buyer; (ii) contravene, conflict with or result in a violation or breach of any Law or Order; or (iii) require any consent or approval under, violate, conflict with, result in any breach of any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of any contract to which Buyer is a party, or by which its properties or assets may be bound or affected, with such exceptions, in the case of each of clauses (ii) and (iii) of this section, would not reasonably be expected to prevent, materially delay, or materially impair the ability of Buyer to consummate the transactions contemplated by this Agreement.

Section 3.5. Investment Purpose. The Buyer is acquiring the Purchased Shares for its own account with the present intention of holding such Purchased Shares for purposes of investment and the Buyer is not acquiring the Purchased Shares with a view to or for distribution thereof, within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). Buyer acknowledges and understands that the Purchased Shares have not been registered under the Securities Act or qualified under the securities or “blue-sky” laws of any state in reliance upon exemptions from registration or qualification thereunder and the Purchased Shares may not be sold, offered, transferred, assigned, pledged, hypothecated or otherwise disposed of or encumbered, except in compliance with the Securities Act and such laws.

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Article IV. Survival and Indemnification.

Section 4.1. Survival. The representations and warranties of the Buyer and the Sellers contained in this Agreement shall survive the Closing for a period of eighteen (18) months. Any and all claims and causes of action for indemnification under this Article IV arising out of the inaccuracy of breach of any representation or warranty of the Buyer or the Sellers must be made prior to the termination of such survival period.

Section 4.2. Indemnification by Sellers. Sellers shall defend, indemnify, and hold harmless Buyer and the Company and their respective directors, officers, employees and agents from and against any and all claims (including without limitation any investigation, action, or other proceeding, damages, losses, liabilities, costs, and expenses (including without limitation reasonable attorneys’ fees and court costs)) that constitute, or arise out of or in connection with any misrepresentation or breach of warranty under Article II. In the event of any claim by Buyer hereunder, the amount of such claim may be offset against any amount owing under the Personal Loans.

Section 4.3. Indemnification by Buyer. Buyer shall defend, indemnify, and hold harmless Sellers and its partners, directors, officers, employees and agents from and against any and all claims (including without limitation any investigation, action, or other proceeding, damages, losses, liabilities, costs, and expenses (including without limitation reasonable attorneys’ fees and court costs)) that constitute, or arise out of or in connection with any misrepresentation or breach of warranty under Article III. Additionally, on and after the Closing Date, Buyer shall defend, indemnify, and hold harmless Sellers and its partners, directors, officers, employees and agents from and against any and all claims (including without limitation any investigation, action, or other proceeding, damages, losses, liabilities, costs, and expenses (including without limitation reasonable attorneys’ fees and court costs)) arising out of or related to the operation of the Company’s business, including but not limited to the Real Property Leases and Material Contracts but excluding claims that arise from a breach of the representations and warranties of the Sellers.

Section 4.4. Limitation on Indemnification. In no event shall the total amount of indemnification paid by any Party in accordance with this Article IV exceed $1,000,000.

Section 4.5. Effect of Investigation. Buyer’s right to indemnification or other remedy based on the representations, warranties, and covenants of Sellers contained herein will not be affected by any investigation conducted by Buyer with respect to, or any knowledge acquired by Buyer at any time, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, or covenant.

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Article V. NON-COMPETITION AND NON-SOLICITATION

Section 5.1. During the period commencing with the date of this Agreement and ending on the second anniversary of the Closing Date, no Seller shall, and each Seller shall cause its affiliates not to, directly or indirectly, engage in, own, be employed by, consult with or otherwise render services to any Person who is engaged in any competing business.

Section 5.2. Beginning on the Closing Date and for a period ending the third anniversary of the Closing Date (the “Non-Solicitation Period”), no Seller shall not, and each Seller shall cause its affiliates not to, directly or indirectly:

(a)	Induce or attempt to induce or encourage others to induce or attempt to induce, any Person who is or, during the Non-Solicitation Period, becomes an employee of the Company to terminate such Person’s employment with the Company; provided, that nothing herein shall restrict any Seller or any affiliate from undertaking general solicitations through advertising or similar means which are not specifically directed at employees of the Company or employing or engaging anyone who responds to such general solicitations.

Section 5.3.

(a)	Each Seller agrees that during the Non-Solicitation Period they will not, either on their own account or directly or indirectly in conjunction with or on behalf of any other Person, disparage or otherwise speak or write negatively about Buyer or the Company or cause any other person to disparage or speak or write negatively about Buyer or the Company.

Section 5.4. Each Seller acknowledges and agrees that the Company would be irreparably damaged if any of the provisions of this Section 5 are not complied with in accordance with their specific terms or are otherwise breached. Accordingly, Buyer and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Section 5 and shall have the right to specifically enforce this Section 5 and its terms and provisions against Seller in addition to any other remedy to which Buyer and the Company may be entitled under this Agreement, at law or in equity.

Article VI. Miscellaneous.

Section 6.1. Entire Agreement; Assignment; Amendments. This Agreement constitutes the entire agreement and supersedes all oral agreements and understandings and all written agreements prior to the date hereof between or on behalf of the Parties with respect to the subject matter hereof. This Agreement shall not be assigned by any Party by operation of Law or otherwise without the prior written consent of the other Party hereto. This Agreement may be amended only by a writing signed by each of the Parties, and any amendment shall be effective only to the extent specifically set forth in that writing.

Section 6.2. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

Section 6.3. Severability; Expenses; Further Assurances. If any term, condition, or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible. Except as otherwise specifically provided in this Agreement, each Party shall be responsible for the expenses it may incur in connection with the negotiation, preparation, execution, delivery, performance, and enforcement of this Agreement. The Parties shall from time to time do and perform any additional acts and execute and deliver any additional documents and instruments that may be required by any applicable Governmental Authority or reasonably requested by any Party to establish, maintain or protect its rights and remedies under, or to effect the intents and purposes of, this Agreement.

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Section 6.4. Governing Law; Jurisdiction; No Jury Trial.

(a)	This Agreement, and any dispute arising out of, relating to, or in connection with this Agreement, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)	Any legal action or proceeding with respect to this Agreement and the rights and obligations arising under this Agreement, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising under this Agreement brought by the other party to this Agreement or its successors or assigns shall be brought and determined exclusively in the Circuit Court of Maryland located in Anne Arundel County, Maryland, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in the United States District Court for the District of Maryland. Each of the parties to this Agreement hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of Sellers and Buyer hereby agrees that service of any process, summons, notice, or document by U.S. registered mail to the respective addresses set forth in Section 5.5 shall be effective service of process for any proceeding arising out of, relating to or in connection with this Agreement or the transactions contemplated hereby.

(c)	EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION, OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS (c).

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Section 6.5. Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) upon confirmation of receipt by the addressee, if such notice or communication is delivered via email to the email address specified in this Section 6.5 or (b) upon receipt at address of the addressee specified in this Section 6.5, if such notice or communication is delivered by U.S. mail, courier, or other physical delivery service. The addresses for such notices and communications shall be as follows:

If to Buyer, to:

SINTX Technologies, Inc.

1885 West 2100 South

Salt Lake City, UT 84119

Email: dobrien@sintx.com

Attention: David O’Brien, COO

If to Sellers, to:

Email:

Attention:

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above. Rejection or other refusal to accept or the inability for delivery to be effected because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal, or inability to deliver.

Section 6.6. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 6.7. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same agreement. At the Closing, signature pages of counterparts may be exchanged by facsimile or by electronic transmittal of scanned images thereof, in each case subject to appropriate customary confirmations in respect thereof by the signatory for the party providing a facsimile or scanned image and that Party’s Closing counsel.

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Section 6.8. Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Business Day” means any day on which national banks are open for business in the State of Maryland;

“Governmental Authority” means any national, state, or local, domestic, or foreign or international, government, or any judicial, legislative, executive, administrative or regulatory authority, tribunal, agency, body, entity, or commission or other governmental, quasi-governmental, or regulatory authority or agency, domestic, or foreign or international.

“Knowledge” of Sellers with respect to any fact or matter means the actual knowledge, after due inquiry and reasonable investigation, of Sellers’s officers listed in Section 6.8 of the Disclosure Schedule;

“Leased Real Property” means all real property listed on Section 2.15(b) of the Disclosure Schedule that are leased, subleased, or licensed by Sellers and that Sellers either occupies or uses or has the right to occupy or use, together with all improvements thereon (including construction in progress) and appurtenances thereto located on such real property).

“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character, or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Law” means any statute, law, ordinance, rule, regulation, or requirement of a Governmental Authority.

“Material Adverse Effect” means any state of facts, change, development, event, effect, condition, occurrence, action or omission that, individually or in the aggregate, is reasonably expected to result in a material adverse effect on the business, prospects, assets, properties, financial condition, results of operations or prospects of Sellers, taken as a whole, or prevent, materially impede or materially delay the consummation by Sellers of the transactions contemplated by this Agreement.

“Party” or “Parties” shall mean the parties to this Agreement.

“Permitted Lien” means (i) Liens for Taxes not yet due and payable or that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s and other Liens arising by operation of Law; (iii) Liens or security interests that arise or are incurred in the ordinary course of business relating to obligations not yet due on the part of the Company or secure a liquidated amount that are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established; (iv) pledges or deposits to secure obligations under workers’ compensation Laws or similar Laws or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety, and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vi) easements, encroachments, declarations, covenants, conditions, reservations, limitations and rights of way (unrecorded and of record) and other similar restrictions or encumbrances of record, zoning, building, and other similar ordinances, regulations, variances and restrictions, and all defects or irregularities in title, including any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection; (vii) pledges or deposits to secure the obligations under the existing indebtedness of the Company; (viii) all Liens created or incurred by any owner, landlord, sublandlord or other Person in title; and (ix) any other Liens which do not materially interfere with the Company’s use and enjoyment of real property or materially detract from or diminish the value thereof.

“Person” shall mean any individual, corporation, limited liability company, partnership, association, trust, estate or other entity or organization;

Section 6.9. Interpretation. The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit, and schedule references are to the articles, sections, paragraphs, exhibits, and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The words describing the singular number shall include the plural and vice versa, words denoting either gender shall include both genders and words denoting natural Persons shall include all Persons and vice versa. The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York, New York, unless otherwise specified. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all at or on the date and year first above written.

BUYER:

SINTX TECHNOLOGIES, INC.

By:
Name:	B. Sonny Bal, MD, JD, MBA
Title:	CEO

SELLERS:

LARRY FEHRENBACHER

SHARON FEHRENBACHER

company:

Technology Assessment and Transfer, Inc.

By:
Name:	Larry L. Fehrenbacher
Title:	President

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